Mail Stop 3720

      							March 15, 2006


Via U.S. Mail and Fax (86-10-6582-7951)

Mr. Bulin Miao
Finance Manager
Asia Premium Television Group, Inc.
Rm 602, 2 North Tuanjiehu Street
Chaoyang District
Beijing 100026
P.R. China

	RE:	Asia Premium Television Group, Inc.
      Form 10-KSB for the Year ended March 31, 2005
		Filed June 29, 2005
		File No. 033-33263-NY

Dear Mr. Miao:

      We have reviewed your supplemental response letter dated February 14, 2006 as well as your filing and have the following comments. As noted in our comment letter dated February 1, 2006, we have limited our review to your financial statements and related disclosures and not intend to expand our review to other portions of your documents.

1. We note your response to comment 1. Note that in determining whether you can continue to use Form 10-KSB and Forms 10-QSB for your
Exchange Act filings, you should look into the revenues of Beijing Asia HongZhi (the accounting acquirer) for both current and prior years in determining eligibility. As such, we believe you should file
Form 10-K for the Annual Report with the fiscal year ended March
31,
2005. Similarly, you should file Forms 10-Q for subsequent interim periods. However, our determination may change if as a result of the resolution to our comment 4 below, it is concluded that you should report your revenues on a net basis. Therefore, you should re-assess your eligibility upon resolution of comment 4.
2. We note in your response to comment 3 that you and the holders of the minority interest have signed agreements pursuant to which those individuals have agreed to hold the interest on behalf of the Company. In this regard, advise us the economic interests, if any, of these minority interest holders and how these interests are recognized in the financial statements.
3. We note your response to comment 4. With respect to the services such as advertising agent, media consulting, and advertising production, it appears that these deliverables are provided in a bundled contract arrangement. If so, clarify for us if the related revenues are recognized after the individual deliverables or services are provided (based on milestones) or only after all of the deliverables or services are provided at the end of the contract. Support your accounting with relevant accounting literature and advise us if the revenue of one deliverable is contingent upon the milestone achievement of any subsequent deliverable(s). If you recognize revenues after the individual deliverables are provided, specifically tell us whether you may be required under any circumstances to refund your customers if subsequent deliverables are not provided.
4. We note your response to comment 5. You state that you follow
EITF
99-19 in reporting your revenues and that you are the primary obligor in your arrangements with customers and suppliers. In this regard, we note your disclosures on page 4 that you purchase the advertising on behalf of your customers. Therefore, it appears that you act as an advertising agent or broker with respect to your media buying services and as such, net reporting of these revenues appear more appropriate under the guidance of EITF 99-19. If you continue to believe gross reporting of revenues is appropriate, tell us how you apply EITF 99-19 in determining gross reporting of revenues. Address in your response how you consider each of the indicators in making that determination and tell us if these services are commission or net fee based arrangement.
5. We note your response to comment 8. We note that you will follow
SFAS 84 and that you will recognize an expense equal to the fair value of all shares transferred upon conversion in excess of the fair value of shares issuable pursuant to the original conversion terms.
In this regard, it is unclear to us that the accounting for the conversion of your convertible debt is under the scope of SFAS 84. If you continue to believe that the debt is within the scope of SFAS
84, provide us your basis to support your accounting.

*    *    *    *


      Please respond to the above comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Asia Premium Television Group, Inc.
March 15, 2006
Page 3